Exhibit 12(b)
PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of Dollars)

	2002 (b)	2001 (b)	2000 (b)	1999	1998

Fixed charges, as defined:
Interest on long-term debt	$169	$36	$54	$20	$11
Interest on short-term debt and other interest	52	33	75	32	14
Amortization of debt discount, expense and premium - net	9	2	11	1
Estimated interest component of operating rentals	23	19	9
Preferred stock dividends of subsidiaries on a pre-tax basis	12

Total fixed charges	$265	$90	$149	$53	$25

Earnings, as defined:
Net income (loss) (a)	$507	$168	$246	$(20)	$12
Preferred security dividend requirement	9
Less undistributed income (loss) of equity method investments	(22)	20	74	56	3

	538	148	172	(76)	9
Add:
Income taxes (benefit)	266	274	125	(29)	(6)
Total fixed charges as above (excluding capitalized interest and preferred stock dividends of subsidiaries on a pre-tax basis)	234	66	135	52	24

Total earnings	$1,038	$488	$432	$(53)	$27

Ratio of earnings to fixed charges	3.9	5.4	2.9	(1.0)	1.1

Deficiency				$106

(a)	Net income (loss) excludes minority interest and the cumulative effect of a change in accounting principle.
(b)	Due to the corporate realignment on July 1, 2000, data in 2000 and subsequent years are not comparable to prior years. See Note 19 to the Financial Statements for additional information.